Via Facsimile and U.S. Mail
Mail Stop 6010

January 8, 2009

Dr. John S. Kovach
Lixte Biotechnology Holdings, Inc.
Chief Executive Officer and Chief Financial Officer
(Principal Executive Officer and Principal Financial Officer)
248 Route 25A, No. 2
East Setauket, New York 11733

       Re: **Lixte Biotechnology Holdings, Inc.**
                Item 4.01 Form 8-K
                File No. 000-51476

Dear Dr. Kovach:

       We have completed our review of your Form 8-K and have no further comments at this time.

                Sincerely,

                Tabatha Akins
                Staff Accountant